Exhibit 99.2

Foremost Clean Energy Ltd.

Management’s Discussion and Analysis

For the period ended September 30, 2025

NASDAQ: FMST                               CSE: FAT

Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

MANAGEMENT DISCUSSION AND ANALYSIS

This MD&A is dated as of November 13, 2025.

This management’s discussion and analysis of financial position and results of operations (“MD&A”) is prepared as of November 13, 2025, and should be read in conjunction with the condensed interim consolidated financial statements of Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) (“Foremost” or the “Company”) for the period ended September 30, 2025, with the related notes thereto. The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

All dollar amounts included therein and in the following MD&A are expressed in Canadian dollars except where noted.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR+) in Canada, which can be obtained from www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) in the United States, which can be obtained from www.sec.gov.

On August 22, 2023, the Company began trading on NASDAQ under the symbols FMST and FMSTW.

FORWARD-LOOKING STATEMENTS

Except for statements of historical facts relating to the Company, this MD&A contains "forward-looking statements" within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this MD&A and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of future exploration programs, capital expenditures, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the completion of transactions and future listings and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A includes, among other things, disclosure regarding: the Company’s mineral properties as well as its outlook, statements with respect to the success of exploration activities, permitting timelines, costs and expenditure requirements for additional capital and regulatory approvals, as well as the information under the headings "Overall Performance”, “Liquidity” and “Capital Resources”.

In making the forward looking statements in this MD&A, the Company has applied certain factors and assumptions that it believes are reasonable, including: that there is no material deterioration in general business and economic conditions; that the timing, costs and results of the Company’s proposed exploration programs are consistent with the Company’s current expectations; that the Company receives regulatory and governmental approvals and permits for its properties on a timely basis; that the Company is able to obtain financing for its properties on reasonable terms and on a timely basis; that the Company is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Company’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances or adverse weather conditions; and that any environmental and other proceedings or disputes are satisfactorily resolved.

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Management Discussions and Analysis
Period Ended September 30, 2025

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others: actual results of current and proposed exploration activities; actual results of reclamation activities; future metal prices; accidents, labor disputes, adverse weather conditions, unanticipated geological formations; other risks of the mining industry; delays in obtaining governmental or regulatory approvals or financing or in the completion of exploration activities; and as well as those factors discussed in the section entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

The technical information in this MD&A has been reviewed by Cameron McKay, P. Geo., Matthew Carter, P.Geo (Dahrouge Geological Consulting Ltd.) Lindsay Bottomer, P. Geo, and Mark Fedikow, PhD P. Geo, CPG., who are Qualified Persons as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”).

DESCRIPTION OF BUSINESS

Foremost Clean Energy is an is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec.

SUBSIDIARY

Rio Grande Resources Ltd (“Rio Grande”) was newly incorporated on July 19, 2024 for the purpose of the spin-out that was completed on January 31, 2025 (Note 16). At September 30, 2025, the Company owned 5,152,557 shares representing a 12.09% interest (March 31, 2025 – 19.95% interest) in Rio Grande (Note 4). Sierra Gold & Silver Ltd. (“Sierra”) was a wholly owned subsidiary of the Company, which became a wholly-owned subsidiary of Rio Grande as part of the spin-out, and deconsolidated as a result of the completion of the spin-out during the year ended March 31, 2025.

GOING CONCERN

The condensed interim consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2025, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

The Company’s business financial condition and results of operations may be further negatively affected by global geopolitical and economic developments, including the war in Ukraine and economic disruption related to trade actions and/or tariffs. The indirect impacts on the economy and the mining industry or other related industries, could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

	September 30, 2025	March 31, 2025

Working capital	$6,914,279	$2,111,763
Deficit	$(26,176,930)	$(24,455,404)

MINERAL PROPERTIES

URANIUM PROPERTIES

Athabasca Properties

During the year ended March 31, 2025, the Company entered into an option agreement with Denison Mines Corp. (“Denison”), to acquire up to a 70% interest in the Athabasca Properties, which is a group comprised of 10 individual uranium exploration properties covering over 330,000 acres in the Athabasca Basin in Northern Saskatchewan.

Ownership Details

The Athabasca Properties are comprised of 45 mineral exploration claims that form each of the Blackwing, Murphy Lake South, GR, CLK, Torwalt Lake, Turkey Lake, Epp Lake, Marten, Wolverine, and Hatchet Lake properties in the Athabasca Basin region of northern Saskatchewan, covering 134,509 hectares. Denison currently has 100% ownership in all of the properties except for Hatchet Lake, which is subject to a joint venture agreement with Trident Resources Corp., with Denison holding a 70.15% ownership as at September 30, 2025.

Under the terms of the option, the Company may acquire up to 70% of Denison's interest in the Athabasca Properties. In the case of Hatchet Lake, Foremost can earn up to a 51% interest in the Hatchet Lake joint venture, representing slightly over 70% of Denison's ownership interest at the execution of the option agreement.

The Option Agreement contains three (3) phases, as summarized below:

Phase 1

During the year ended March 31, 2025, the Company earned a 20% interest in the Athabasca Properties (14.03% for Hatchet Lake), by completing the following:

•	Issued 1,369,810 common shares (issued and valued at $5,205,278) to Denison;
•	Appointed a Technical Advisor to Foremost at Denison's election; and
•	Entered into an Investors Rights Agreement providing for, among other things: the appointment by Denison of up to two (2) individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

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Management Discussions and Analysis
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The Company also issued 425,682 common shares to arm’s length parties for finders and advisory fees valued at $1,511,171.

Phase 2

To earn an additional 31% interest in the Athabasca Properties (21.75% for Hatchet Lake), on or before October 4, 2027, Foremost must:

•	Pay Denison $2,000,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and
•	Incur $8,000,000 in exploration expenditures on the Athabasca Properties.

If the conditions of Phase 2 are not satisfied, Foremost shall forfeit the entirety of its interests in and rights to the Athabasca Properties.

Phase 3

To earn an additional 19% interest in the Athabasca Properties (15.22% for Hatchet Lake), on or before October 4, 2030, following the successful completion of Phase 2, Foremost must:

•	Pay Denison a further $2,500,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and
•	Incur a further $12,000,000 in exploration expenditures on the Athabasca Properties.

If the conditions of Phase 3 are not satisfied, Foremost shall forfeit a portion of its interests in and rights to the Athabasca Properties such that Denison's interests in each of the Athabasca Properties will be increased to 51% and operatorship shall revert to Denison.

Upon completion of Phase 3 of the Option Agreement, the parties will enter into a joint venture agreement in respect of each of the Athabasca Properties other than Hatchet Lake and Foremost will become a party to the existing Hatchet Lake joint venture agreement between Trident Resources Corp. and Denison.

Exploration update

The Hatchet Lake Uranium Property

The Hatchet Lake Property ("Hatchet") encompasses nine (9) mineral claims within two (2) claim blocks (Richardson and South, or Tuning Fork), totaling 25,234 acres/10,212 hectares located in the northeast region of the Athabasca Basin. Historic drilling on the property dates back to the 60’s. More recent drilling has been conducted with promising results beginning in 2013 where 2,360.6 meters over 12 drillholes was completed. Highlights from the 2013 program include drill hole RL-13-13, which returned 1.52% U3O8 over 0.15 metres, located approximately five meters below the unconformity. Additionally, drillhole RL-13-16 encountered uranium mineralization straddling the unconformity, grading 0.45% U3O8 over 2.3 meters. In 2014, 2,038 metres over 10 drillholes were completed which focused on close proximity drillholes to follow-up the 2013 results. The highlight was drillhole RL-14-19 which intersected a broad zone of weak uranium mineralization averaging 0.025% U3O8 over 8.5 meters. In addition, drillhole RL-14-27 returned significant base metal mineralization, including 3.3% Pb, 0.27% Zn, and 19.6 g/t Ag over 9.6 metres.

Exploration progressed in 2015 with a total of 2,547 meters over 9 drillholes in the Tuning Fork grid area. Notable highlights from this campaign include drill hole TF-15-01, which intersected a zone of intense basement clay alteration with elevated uranium values of 491 ppm U. Drilling programs during this period demonstrated the presence of significant structures and alterations consistent with uranium mineralization systems.

The most recent drill programs in 2024 showcased continued success, particularly in the Richardson and Tuning Fork areas. Drillhole RL-24-29 returned notable results of 0.11% U3O8 (901 ppm U) from 81.2 to 81.4 meters and 0.04% U3O8 (354 ppm U) from 81.4 to 81.9 metres. The Tuning Fork area also returned anomalous levels of pathfinder elements warranting further follow up.

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Management Discussions and Analysis
Period Ended September 30, 2025

On October 2, 2025, the Company announced the receipt of a three-year exploration permit from the Saskatchewan Ministry of Environment for Hatchet Lake Uranium Project. The permit is valid until December 28, 2028, and authorizes up to 50 drill holes. A phase 2, 3,000-metre drill program is being planned for winter 2025–2026.

2025 Drill Program Highlights

On October 29, 2025, the Company announced the results from its completed maiden winter drill program at Hatchet, originally planned as an 8-hole ~2,000 metre program, increased to 10-holes for over 2,400 metres. The final assays resulted in a significant increase in the grade of the uranium mineralization reported in preliminary results released in May 2025.

Highlights Include:

•	Assay results confirm and elevate the potential from the uranium discovery previously reported from drill hole TF-25-16
•	Assays return significant increase in highlight U3O8 grades
•	0.87% U₃O₈ over 0.45 metres from 149.75 metres (previously estimated at 0.22% over 0.9 metres)
•	Assay results indicate 6.2 metres (from 144.0 to 150.2 metres) of total mineralization with a grade of 0.10% U3O8, associated with broad alteration features and Graphitic Shear Zone indicating potential proximity to a larger mineralizing system.

Tuning Fork Target

The assay results verify uranium mineralization previously identified by downhole radiometric logging (Tables 1 and 2) in TF-25-16 at the Tuning Fork target Assays from TF-25-16 confirm significant uranium mineralization corresponding with previously reported radiometric equivalent (“eU₃O₈”) values. The mineralization occurs at or just below the Athabasca unconformity and is associated with strong clay-hematite-chlorite alteration within graphitic shear zones—features characteristic of unconformity-related uranium systems.

Follow-up holes TF-25-17 and TF-25-18 intersected strong hydrothermal alteration both above and below the mineralized interval in TF-25-16, and TF-25-20 extended the hydrothermal alteration at least 50 metres along strike to the northeast. The alteration features observed may indicate proximity to a larger mineralized system.

Table 1 – Tuning Fork Geochemical Assay Results

Hole ID	From (m)	To (m)	Length (m)	Assay Results (U3O8)[i]	Previously Reported Preliminary Results (eU3O8)ii
TL-25-16iii	144.0	150.2	6.2	0.10	0.10iv
	Includes[v]
	144.5	145.0	0.5	0.20	0.132vi
	149.75	150.2	0.45	0.87	0.22vii
TL-25-13viii	115.0	117.5	2.5	0.03

1 Composite interval with 0.01% U3O8 cutoff grade and maximum 0.5m of internal dilution.

2 Radiometric equivalent grade, see Foremost Clean Energy News Release May 1, 2025.

3TF-25-16 was drilled with an azimuth of 290° a dip of -68° located at 564393 E, 6484264N (NAD83 Zone 13).

4 eU3O8 reported over 6.5m from 144.5m.

5 Composite interval with 0.05% U3O8 cutoff grade and no internal dilution.

6 eU3O8 reported over 1.0m from 144.5m

7 eU3O8 reported over 0.9m from 146.9m

8 TF-25-13 was drilled with an azimuth of 350° a dip of -70° located at 566679 E, 6484837N (NAD83 Zone 13).

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Management Discussions and Analysis
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Richardson Target

At Richardson, final assay results from RL-25-32 returned uranium mineralization in two discrete intervals. The first was encountered immediately below the Athabasca unconformity, where assays returned 0.3m at 0.02% U3O8.. A second interval was intersected in the underlying sub-Athabasca basement rocks, where the assays returned by 0.2m at 0.05% U3O8.

Table 2 – Richardson Assay Results

	From (m)	To (m)	Length (m)	Assay Results (U3O8)ix	Previously Reported Preliminary Results (eU3O8)[x]
RL-25-32xi	89.5	89.8	0.3	0.02	0.082xii
	240.2	240.4	0.2	0.05	0.077xiii

9 Single continuous sample.

10 Radiometric equivalent grade, see Foremost Clean Energy News Release May 15 2025

11RL-25-32 was drilled with an azimuth of 231° a dip of -62 ° located at 561826 E, 6503984N (NAD83 Zone 13)

12eU3O8 reported over 0.2m from 89.94m.

13eU3O8 reported over 0.2m from 239.54m.

The Company is currently integrating newly acquired geochemical, structural, and clay mineralogy data to refine vectors to potential additional uranium mineralization. Modelling of the VTEM conductor intersected by TF-25-16 is underway and is expected to provide a more accurate orientation of the strike and dip of the conductor to refine the geophysical interpretation and optimize follow-up drill targeting.

A ground gravity survey is planned for winter 2025-2026 over the SE extension of the Richardson trend over and extending beyond the Athabasca Basin margin. This survey seeks to outline gravity anomalies which may indicate the presence of hydrothermal alteration. In connection with these additional investigations, the Company is developing exploration plans for a 2026 winter drill program.

Sampling, Analytical Methods and QA/QC Protocols

All drill core samples from the program, collected as NQ-sized core, were shipped in secure containment to the Saskatchewan Research Council (SRC) Geoanalytical Laboratories in Saskatoon, Saskatchewan for preparation, processing, and multi-element geochemical analysis. Analyses were completed by ICP-MS and ICP-OES using total (HF:HNO₃:HClO₄) and partial (HNO₃:HCl) digestions, with boron determined by fusion, and U₃O₈ wt% assays performed by ICP-OES using higher-grade uranium standards. Sample intervals were selected based on downhole radiometric equivalent uranium grades and handheld scintillometer (RS-125) readings and typically consist of continuous half-core splits ranging from 0.2 to 0.5 metres over mineralized intervals. One half of the split core was retained for reference, and the other half submitted to the SRC for analysis.

All reported depths and intervals are drill hole depths and do not represent true thicknesses, which remain to be determined.

CLK Uranium Property

The CLK Property (“CLK”) encompasses 25,753 acres (10,422 hectares) and is situated approximately 30 kilometers south of the Athabasca Basin margin, overlapping the northwestern edge of the Snowbird Tectonic Zone, and adjacent to prominent Black Lake Fault. Historical drill programs in 1997 and 2000 resulted in the completion of two significant drill holes, CLG – D1 and CLG-D5, both of which intersected notable uranium mineralization:

•	CLG-D1: Intersected 8,600 ppm U at 862 meters, hosted in pitchblende stringers in the basement just below the unconformity.

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Management Discussions and Analysis
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•	CLG-D5: Intersected 510 ppm U at ~ 900 meters depth immediately above the unconformity.

On May 07, 2025, the Company announced that it had completed a 771 line-kilometer MobileMT™ airborne geophysical survey over CLK conducted by Expert Geophysics Surveys Inc. ("EGS"). The survey is expected to enhance the Company’s understanding of the conductive trends prospective for uranium mineralization, which were targeted during the 1997 drilling campaign that encountered uranium mineralization at 862 meters depth. Previous targeting was based on outdated geophysical surveying methods, which could not achieve the high resolution of sub-surface mapping that is available from modern geophysical surveying systems.

The survey data is currently being processed and is expected to help identify conductive trends and structural features associated with known uranium mineralization and will be used to delineate targets for future drill programs.

Wolverine Uranium Property

The Wolverine Property (“Wolverine”) is comprised of three mineral claims totaling 12,444 acres (5,036 hectares), located on the southeastern edge of the Athabasca Basin. On June 25, 2025, the Company announced the commencement of a radon geochemical survey, designed to refine drill targeting by detecting radon gas emissions associated with subsurface uranium mineralization along known fault structures. Historical drilling has intersected uranium mineralization within faulted pegmatite basement rocks.

The Company announced the successful completion of the radon survey on August 27, 2025, conducted by RadonEx Ltd. consisting of both radon flux monitoring over land and a small radon-in-water component to test adjacent wetlands. A total of 893 data points were collected over the survey grid. The survey results reinforce the property’s exploration potential. Results from the radon flux monitoring identified elevated radon trends within the property, including a one-kilometer-long anomaly trending northeast and a second anomaly in the northeast portion of the grid, both of which remain open along strike. These results will be integrated with existing geochemical and geophysical data to identify high priority future drill targets.

GR and Blackwing Properties

The GR Property consists of 16 mineral claims encompassing 19,487 acres (78,585 hectares), while the Blackwing Property comprises two mineral claims covering 25,753 acres (10,422 hectares). GR and Blackwing are located on the north-western side the Athabasca Basin and are strategically situated along two major structural corridors known to control uranium mineralization, The Grease River Shear Zone, which bisects GR, is a major crustal-scale fault system that has been interpreted as a conduit for mineralizing fluids. Similarly, the Black Bay Fault, which cuts directly through the center of Blackwing, is a prominent reactivated basement structure that may provide an ideal setting for the concentration of uranium-bearing fluids.

On July 07, 2025 the Company announced that it would be conducting a district wide district-scale 5,000 line-kilometer MobileMT™ airborne geophysical surveys across both properties designed to detect deep conductive structures prospective for hosting high-grade uranium mineralization. The surveys were completed September 16, 2025. Final results have not been delivered to the Company, but these results are expected to provide essential data to guide future ground programs and drill targeting on both properties.

Murphy Lake South Uranium Property

The Murphy Lake South Uranium Property (“Murphy”) located approximately 30 kilometers northwest of the McClean Lake mill within the eastern edge of the Athabasca Basin, comprises six mineral claims totaling 17,676 acres (7,153 hectares). Murphy is situated in the eastern Athabasca Basin within the Mudjatik Domain, a region with strong uranium potential and sits adjacent to the renowned LaRocque Lake Conductive Corridor—host to IsoEnergy’s Hurricane Deposit, one of the highest-grade uranium discoveries in the world.

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Murphy has had a history of exploration and drilling campaigns that have significantly contributed to understanding its uranium potential. In 2014, a DC/IP survey was conducted, collecting a total of 12.8 kilometers of data along eight survey lines spaced 200 meters apart. This survey identified zones of low resistivity in the sandstone column, interpreted to be associated with significant hydrothermal sandstone alteration linked to reactivated basement faults, delineating prime exploration targets. Following this, in 2015, a diamond drilling program was executed, totaling 1,818 meters across five holes, specifically targeting selected resistivity anomalies along the southern conductive trend. Notably, drill hole MP-15-03 encountered 0.25% U3O8 over 6.0 meters, showcasing strong alteration that included silicification and clay alteration, while the remaining four holes also detected significant structures and alteration, which is suggestive of a highly prospective mineralized system.

In 2016, a further drilling program was conducted, comprising approximately 3,700 meters across ten holes, aimed at testing targets along strike from drill hole MP-15-03. This campaign confirmed the continuity of the hydrothermal sandstone alteration system over an impressive 850-meter strike length. It also revealed weak uranium mineralization in three of the drilled holes (MP-16-08, MP-16-11, and MP-16-17), with drill hole MP-16-08 intersecting uranium mineralization linked with a parallel graphitic fault zone, reporting grades of 0.183% U3O8. Continuing into 2017, nine holes totaling 3,433 meters were drilled, aimed at further exploring potential strike extensions of mineralization identified in previous programs. Drill hole MP-17-19 highlighted significantly altered sandstone with elevated radioactivity, returning uranium values ranging from 126 to 1,320 ppm U over a 6-meter interval.

On September 16, 2025, the Company announced the commencement of an 8-hole, 2,500 m diamond drill at Murphy. This follows the successful completion of an ambient noise tomography (“ANT”) survey, which was carried out by the Company prior to drilling to generate a 3D velocity model to optimize drill hole placement for high-priority target areas at Murphy. The ANT survey provides a much sharper picture of the subsurface architecture which further refines targets. Results of the ANT survey were processed to generate a 3D velocity model of the subsurface to enhance targeting confidence by imaging structural offsets, fault zones, and alteration halos in both the sandstone and basement rocks. Similar surveys in the Athabasca Basin have demonstrated the ability to identify velocity anomalies that correlate with known uranium deposits, such as IsoEnergy’s Hurricane Deposit.

GOLD AND LITHIUM PROPERTIES

The Manitoba Properties

The Zoro Lithium Property

The Zoro Lithium Property is comprised of 16 claims over 8.377 acres (3,390 hectares) located near the east shore of Wekusko Lake in west-central Manitoba, approximately 20 km east of the mining town of Snow Lake, 249 km southeast of Thompson and 571 km northwest of Winnipeg and consists of the Zoro 1 Agreement and the Green Bay and Strider Agreements.

Ownership Details

Zoro I Agreement

The Zoro 1 claim totals approximately 52 hectares in size and was purchased for the price of 140,000 common shares of the Company, $50,000 in cash and a non-interest-bearing promissory note for $100,000 (paid). In addition, the Company paid a finder’s fee of 20,000 common shares to an arm’s length third party in connection with the acquisition of the Zoro 1 claim. The Company has earned 100% undivided interest in the claim. Further details of the Company’s acquisition of the Zoro 1 claim are included in the Company’s financial statements and annual filings.

Strider and Green Bay Agreement

The Company has earned 100% interest in all lithium-bearing pegmatite dykes on the 15 additional claims in the Strider and Green Bay Agreements by paying $500,000 in cash and by issuing $500,000 in shares (107,150 shares issued). Both property agreements are each subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property. During the option period, the Company is responsible for carrying out and administering exploration, development, and mining work on the property and for maintaining the property in good standing.

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Exploration at the Zoro Lithium Property

Diamond drilling, prospecting and sampling programs conducted in 2016 through 2019 confirmed the presence of spodumene bearing pegmatites. Metallurgical studies were undertaken on material collected from four 2018 drill holes at Dyke 1. The successful drill testing of a Mobile Metal Ions (“MMI”) soil geochemical anomaly in 2017 and the discovery of the high-grade lithium-bearing Dyke 8 provided the rationale for expanding these surveys to the remainder of the property.

A helicopter-assisted crew of field technicians extended the current MMI survey coverage on the property with the collection of 784 soil samples The Company previously assessed the amount of high-grade lithium in Dyke 1 through a 2017/2018 winter drill program, reaching the dyke’s deeper levels (>150 m). Additionally, the winter drill program was expanded to Dykes 5 and 7, to test historic results and recent assay results from trench and outcrop sampling of both dykes. During the 2017/18 winter drill program, the Company also discovered a previously unknown spodumene bearing pegmatite dyke. The discovery was made during the 2,472-metre, 19-hole drill program, as described in Company’s news releases on January 19 and February 13, 2018. The discovery of this additional dyke was made by drill-testing a MMI soil geochemical anomaly bringing the total of known high-grade lithium mineralized spodumene pegmatite dykes on the Zoro Lithium Project to eight. Further results from the winter drill program included narrow intercepts from shallow drill holes testing Dykes 2, 5 and 7. Of these, Dyke 5, tested by drill hole FAR18-30, intersected 1 m of 1.2% Li2O. Overall the results for each of these dykes were consistent with historic exploration results. The Company announced assay results from the fifth drilling program at Zoro on July 3, 2019, completing a total 3,054 m of drilling in 22 holes. A total of five new pegmatite dyke have been identified to date, bringing the total to 13, and the drilling extended the limits at Dyke 8, which has been intersected by six holes from two of the Company’s drilling campaigns. The Company has posted the results of all historic drill programs and laboratory testing on its website. at www.foremostcleanenergy.com.

Drill Programs

2024 Winter Drill Program

On August 16, 2024, positive results were reported from a 5,826-metre drilling campaign at the Company’s Zoro Lithium Property. The drilling program targeted untested mineralization at depth, south-east of Dyke 1, where the Company previously reported a maiden inferred resource of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as outlined in the Company’s Regulation SK-1300 Technical Report Summary (2023) and NI 43-101. Technical report (2018). Assay results included 1.52% Li2O over 5.02 m in drill hole FL24-009, 1.10% Li2O over 9.88 m in drill hole FL24-010, and 0.80% Li2O over 9.05 m in drill hole FL24-020.

Drill results completed during the Winter 2024 program proximal to Dyke 1 have demonstrated the continuity of lithium mineralization along Dyke, as well as infill areas along strike and at depth. Drilling was used to assess lateral continuity as well as to test the presence of mineralization at depth. Confirmation of lithium mineralization extended Dyke 1 from a previous 265-meter strike length to greater than 400 meters. In the west, the body is comprised of multiple near surface lithium-bearing pegmatites that range up to an apparent 17.9 m thickness. See table 2 below for full assay results.

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Management Discussions and Analysis
Period Ended September 30, 2025

Table 2. Summary for NQ core assay results for lithium and related metals from the 2024 Winter drill campaign at Dyke 1.

Zoro Property Report

	NQ Core Sample	Depth (m)	Width (m)	Li (ppm)	Li2O (%)	Cs (ppm)	Ta (ppm)
FL24-009	FL009-029	199.00 199.96	0.96	10009	2.155	125	21.6
	FL009-030	199.96 -201.00	1.04	6686	1.439	149	28.4
	FL009-033	201.00 202.00	1.00	601	0.129	187	10.1
	FL009-034	202.00 202.92	0.92	4690	1.01	141	22.5
	FL009-035	202.92 203.97	1.05	4815	1.037	106	17.7
	FL009-036	203.97 205.00	1.03	2341	0.504	170	19.4
FL24-009	FL009-061	235.98 237.00	1.02	2520	0.542	123	36.4
	FL009-062	237.00 237.97	0.97	7262	1.563	366	46.4
	FL009-064	237.97 238.99	1.02	11420	2.458	270	35.8
	FL009-065	238.99 240.09	1.10	7493	1.613	303	39
	FL009-066	240.09 241.00	0.91	6567	1.414	247	49.8
FL24-010	FL010-024	176.22 176.85	0.63	5036	1.084	375	70.5
	FL010-026	176.85 177.48	0.63	166	0.036	460	41.7
	FL010-027	177.48 178.11	0.63	2246	0.483	550	34.3
	FL010-028	178.11 178.80	0.69	7664	1.65	419	34.5
	FL010-029	178.80 179.48	0.68	9405	2.025	281	34.6
	FL010-030	179.48 180.73	1.25	287	0.062	133	67.2
	FL010-033	180.73 181.99	1.26	1758	0.378	253	39.9
	FL010-034	181.99 183.05	1.06	6104	1.314	494	71.3
	FL010-035	183.05 184.06	1.01	11270	2.426	305	87.6
	FL010-036	184.06 185.08	1.02	8493	1.828	254	108
	FL010-037	185.08 186.10	1.02	4687	1.009	520	102
FL24-020	FL020-029	232.00 233.00	1.00	4933	1.062	191	70.1
	FL020-030	233.00 234.00	1.00	3397	0.731	283	52.6
	FL020-033	234.00 235.00	1.00	4779	1.029	344	64.1
	FL020-034	235.00 236.03	1.03	2642	0.569	325	70.9
	FL020-035	236.03 237.00	0.97	458	0.099	147	35.5
	FL020-036	237.00 238.00	1.00	5580	1.201	192	37.3
	FL020-037	238.00 239.03	1.03	2400	0.517	285	40.9
	FL020-039	239.03 240.00	0.97	3043	0.655	210	47.8
	FL020-040	240.00 241.05	1.05	6215	1.338	215	34.1

NI 43-101 Technical Report

On July 9, 2018, the Company announced that it had received the first ever resource estimate for Dyke 1 on its Zoro Lithium Property. Dyke 1 contains an inferred resource of 1,074,567 tonnes grading 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm Ga, 1212 ppm Rb and 43 ppm Ta (at a cut-off of 0.3% Li2O). Dyke 1 is open at depth and to the north and south where additional exploration is ongoing. The estimate has an effective date of July 6, 2018, and was prepared by Scott Zelligan P. Geo., an independent resource geologist of Coldwater, Ontario. Dyke 1 is one of sixteen known spodumene-mineralized pegmatite dykes on the property. The remaining dykes are currently the object of ongoing exploration including drill-testing.

Inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that most of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. Please refer to the Company’s new release dated July 9, 2018, for further details regarding this resource estimate and the methodologies, procedures and assumptions used to estimate same. The Company has filed the NI 43-101 Technical Report on SEDAR+.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

Zoro Dyke 1 Positive Metallurgy

On May 26, 2022, the Company announced that it has contracted XPS Expert Process Solutions (a Glencore company) to develop a process to develop and refine spodumene concentrate (SC6 technical specification) into a saleable battery-grade lithium hydroxide product. The objective is to produce a technical specification SC6 spodumene concentrate. SC6 is an inorganic material that can be further refined for use in the manufacturing of batteries, ceramics, glass, grease, and various lithium products.to deliver battery grade lithium hydroxide to supply an integrated EV battery ecosystem to energize the electrification of the transportation sector. The project was undertaken at XPS’s Falconbridge, Canada, facility and SGS Canada Inc.'s Lakefield, Canada, facility. The project included a single stage Dense Media Separation (“DMS”), flotation, pyrometallurgy and hydrometallurgy.

Results of Test Work

The Zoro Dyke 1 metallurgical program investigated the feasibility of lithium beneficiation by dense media and dry magnetic separation with the goal of producing a 6% Li2O concentrate from a Master Composite, at a fairly coarse particle size of -12.7/+0.5 mm. Completed heavy liquid separation (“HLS”), DMS and dry magnetic separation test work confirms that HLS demonstrates excellent potential for the recovery of an on-spec lithium concentrate from the Master Composite by dense media separation. For Phase one of the project, the results of which were released in December of 2022, the HLS and DMS (dense media separation) test work concluded Dyke 1 spodumene mineralization is amenable for production producing a final spodumene concentrate assaying 5.93% Li2O, with a lithium recovery of 66.9% in 26.5% mass after magnetic separation. For Phase two of the project, the results of which was released in March of 2023, the DMS and flotation of DMS Middlings together achieved a global lithium recovery of 81.6% at a spodumene concentrate grade of 5.88%, demonstrating that our spodumene concentrate is capable of producing both battery grade lithium products, lithium carbonate (Li2CO3) or lithium hydroxide (LiOH), while returning an extremely favourable OPEX/CAPEX to our Company.

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Drill core for assay purposes was sawn in half after logging and core mark-up by the Company’s geologist. Samples were collected based on an appropriate sample interval and washed to remove mud from cutting the core with the core saw. The core sample was placed into a clear plastic bag and the sample number written on the bag. An assay tag was inserted into the sample bag, one tag was inserted into the core box marking the sample location and the third tag was retained in storage. All core samples were placed into a white vinyl pail with a sample inventory, labeled and stored in a locked facility until enough samples were available for shipping. At this point the sample pails were taken to the local shipping company and loaded into a sealed transport truck. A bill of lading was signed by the geologist after the number of sample pails were counted and the shipping address confirmed. Receipt of the sample pails was acknowledged by the assay laboratory. Blanks, duplicate samples, and internal standard reference materials were included with each sample batch.

All data used to estimate the above reported mineral resource estimate, including sampling, analytical and test data, has been verified by Scott Zelligan, P.Geo., from the original sources. This includes a site visit to the Zoro Lithium Project, review of previously drilled intervals in person and a comparison of the drill hole database to drill logs and assay certificates.

Jean Lake Lithium-Gold Property

The Jean Lake property is situated southwest of the Thompson Brother Trend in west-central Manitoba, 15 km east of the town of Snow Lake, Manitoba, Canada, consisting of five mineral claims covering approximately 2,476 acres (1,002 hectares). The Jean Lake property occurs in a geological terrain (the Flin Flon-Snow Lake greenstone belt) historically recognized as significantly endowed with gold and base metals, as well as new developing lithium resources.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

Ownership Details

The Company earned 100% interest in the Jean Lake property by paying $250,000 in cash and by issuing $250,000 in shares (47,299 shares issued) and incurring $500,000 in exploration expenditures. The property agreement is subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Mount Morgan Resources (“Mount Morgan”) by making a $1,000,000 cash payment to Mount Morgan, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

Exploration at the Jean Lake Property

The property hosts the historic west-northwest striking Beryl lithium pegmatites rediscovered in August of 2021 in blasted trenches beneath 80 years of organic deadfall and glacial sediment. Assay results of the high-grade spodumene-bearing Beryl pegmatite dykes from two locations on the “Beryl” or B1, B2 pegmatites gave a range of 3.89-5.17% Li2O in five samples. Rock chip sampling initiated between August and September in 2021, by Foremost's prospecting team also confirmed the presence of gold mineralization.

Drill Program 2023 Highlights

A drill program was announced on November 21, 2022, of which the Company identified 14 targets through a combination of prospecting and airborne geophysics. The drill program tested a variety of targets on the property using the integrated results of magnetic surveys, rock and soil geochemical surveys and outcrop prospecting and commenced on December 2, 2022. The drill program tested targets for lithium and gold, based on integrated prospecting, UAV-borne magnetic survey results, MMI soil geochemical surveys and outcrop rock chip analyses.

On June 6, 2023, the Company announced that assay results were received from 246 NQ core samples collected during the diamond drill program. The Company's exploration efforts had focused on lithium in pegmatite using a variety of exploration technologies, which not only have exposed potential for spodumene, but which also has demonstrated the potential for gold mineralization. The results of the program have confirmed lithium at the B1 pegmatite but has also identified new gold mineralization on the property.

Gold mineralization was encountered at vertical depths up to 110 m below surface as well lithium at the B1 spodumene bearing pegmatite. Details of the lithium and gold intersections are provided in the summary of gold and lithium hole results below in Table 3

Table 3. Summary of Gold and Lithium Intersections in Drill Holes

Hole ID	Easting	Northing	Strike	Dip	Depth	Intercept in Metres
FM23-01A	452688	6076420	205	-66	62m	1.26% Li2O over 0-3.35m
FM23-01A	452688	6076420	205	-66	62	2.46 g/t Au over 3.70m from 41.30m-45m
FM23-04A	452743	6076529	90	-45	80	11.27 g/t Au over 2.75m from 73.75m-76.5m including 91.8 g/t Au over 0.32mfrom 74.74 - 75.06m
FM23-08	452877	6076534	245	-45	134	1.44 g/t Au for 0.32m from 11.33m-11.65m and 7.50 g/t Au for 7.66m from 94.35m-102.01m including 29.95 g/t Au for 1.77m from 94.35m-96.12m and 1.28 g/t Au for 0.3m from 107.6m-107.9m
FM23-08A	452878	6076543	110	-45	173	1.51 g/t Au for 0.52m from 95.18m-95.7m
FM23-13	452667	6076898	270	-45	125	0.94 g/t Au for 1.23m from 121.30m-122.53m
FM23-14	452732	6076854	270	-45	158	1.23 g/t Au for 2.85m from 151.24m-154.09m
FM23-22	450367	6073940	314	-45	125	3.04 g/t Au for 0.68m from 102.92m-103.6m
FM23-25	452347	6076330	120	-45	114	2.07 g/t Au for 3.49m from 25.3m-28.79m including 6.86 g/t Au for 0.54m from 25.30m-25.84m and 1.27 g/t Au for 2.4m from 69.6m-72m

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Quality Control and Quality Assurance on The Jean Lake Drill program follows the same protocols as that were followed in the Zoro Drill Program. See– Zoro Property – Chain of Custody, Quality Control and Quality Assurance and Data Verification” for discussion of quality control.

On September 25, 2025, the Company announced that it had commenced a 20-hole 2,500 m diamond drill program at the Jean Lake Lithium/Gold Property. Planned drilling will focus on following up the strong results from the Jean Lake 2022/2023 drill program which showed favorable gold and lithium intercepts. The program aims to assess the potential for additional gold mineralization at depth as well as to create a litho-structural framework of the gold system The Company will also target the B1 spodumene-bearing pegmatite, where earlier drilling intersected 1.26% Li₂O over 3.35 meters near surface, with the aim of delineating and expanding the extent of this mineralized body. On November 10, 2025 the company released assay results from the first two holes of the program. JL25-001. JL25-002 returned 10.7 g/t Au over 5.6 m from 100.5 m, including 82 g/t Au over 0.7 m, and 5.0 g/t/AU over 2.2 m from 113 m including 21 g/t Au over 0.5m. All other assays are pending.

Grass River Property

The Grass River Property is an exploration stage property consisting of 29 claims covering 15,664 acres/6,339 hectares located 30 km east of the historic town of Snow Lake, 6.5 km east of the Zoro Property. The Grass River Property hosts 10 pegmatites exposed in outcrop1, and 7 drill-indicated spodumene-bearing pegmatite dykes2.

Ownership Details

The Property was acquired by on the ground staking after a review of the geological characteristics of the terrain. The claims were registered with the Manitoba Mining Recorder in the Company’s name on January 18, 2022, and originally consisted of 27 claims and 14,873 acres/6,019 hectares for a total cost of $40,500. On April 3, 2023, the Company announced that an additional 2 claims were staked to increase the number of claims from 27 to 29 and the total property area by 790 acres/320 hectares, to a total amalgamated 15,664 acres/6,339 hectares at a total cost of $3,000. The two new claims provide linkage between the Peg North Lithium Property and Grass River Claims thereby allowing the application of assessment credits earned from exploration on either property applicable to both, and provides the Company 100% interest in and to those certain undersurface mineral rights of all the staked claims.

During the period ended September 30,2025, the Company incurred $615 (March 31, 2025 - $130) in claim filing fees.

Peg North Property

The Peg North Property is an exploration stage property covering 16,697 acres (6,757 hectares) located in the historic mining district of Snow Lake, Manitoba, and is the largest and newest of the lithium properties. It captures the northern extension of the Crowduck Bay fault which is a focal point for the development of lithium-enriched pegmatite dyke clusters.

Ownership Details

On June 28, 2022, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. Under the terms of the option agreement, in consideration for making aggregate cash payments of $750,000, issuing Strider Resources common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the fifth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the "NSR") (the "First Option"), The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below:

__________________________________

1 Cancelled Assessment File 90611, Manitoba Mining Recorder, Manitoba Natural Resources and Northern Development

2 Bailes, A.H. 1985: Geology of the Saw Lake area, Geological Report GR83-2, 47 pages and Map GR83-2-1

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

a)	the issuance of $750,000 in cash from the Company as follows;
i.	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii.	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii.	a cash payment of $100,000 on or before June 28, 2024 (paid);
iv.	a cash payment of $150,000 on or before June 28, 2025 (paid);
v.	a cash payment of $150,000 on or before June 28, 2026;
vi.	a cash payment of $150,000 on or before June 28 2027; and

b)	the issuance of $750,000 in shares of the Company as follows;
i.	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii.	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii.	the issuance of $100,000 in common shares on or before June 28, 2024 (issued 28,818 shares);
iv.	the issuance of $150,000 in common shares on or before June 28, 2025 (issued 30,000 shares);
v.	the issuance of $150,000 in common shares on or before June 28, 2026;
vi.	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	incurring exploration expenditures totaling $3,000,000 due on or before June 9, 2027.

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1.5 million (the “Second Option”) at any time prior to commencement of commercial production. [any expenditures in FY2025 or FY20206?]

Jol Property, Manitoba, Canada

On July 12, 2022, Foremost completed the acquisition of 100% of the interest in and to those certain undersurface mineral rights certain comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”) by paying $8,000 cash and with the issuance of 364 shares, valued at $2,454. The MB3530 Property is subject to a 2% NSR. During the year ended March 31, 2025, the Company incurred a $638 expense in claim filing fees and $6,000 in exploration expenditures.

Additional Properties

Lac Simard South, Quebec, Canada

In May 2023, Foremost acquired Lac Simard South Property, located in the Province of Quebec, amending a property acquisition agreement to purchase 100% interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). In consideration for the property, Foremost paid to the vendors cash consideration of $35,000 and issued 10,700 common shares of the Company at a deemed price of $7.50 per common share. As a result, the Company holds a 100% interest in Lac Simard South property.

The Company staked an additional 20 mineral claims on the Lac Simard South Property contiguous to the 60 claims to complete the final aggregate land size of 11,482 acres (4,647 hectares), and the total number of claims to 80.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024

Total assets	$35,585,010	$32,731,248	$27,741,039	$29,640,051
Total liabilities	$2,689,876	$2,870,167	$3,248,777	$3,497,509
Shareholders’ equity	$32,895,134	$29,861,081	$24,492,262	$26,142,542
Total revenue	$-	$-	$-	$-
Net earnings (loss) for the period	$(2,649,057)	$405,838	$778,565	$(2,012,936)
Basic and diluted earnings (loss) per share	$(0.21)	$0.04	$0.07	$(0.23)
Weighted average common shares outstanding	12,689,978	10,971,481	10,385,315	8,786,943

	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023

Total assets	$16,598,937	$17,130,465	$16,598,857	$15,134,061
Total liabilities	$4,237,956	$3,407,774	$3,389,320	$2,087,488
Shareholders’ equity	$12,360,981	$13,722,691	$13,209,537	$13,046,573
Total revenue	$-	$-	$-	$-
Net loss for the period	$(1,523,910)	$(857,094)	$(1,513,401)	$(654,940)
Basic and diluted loss per share	$(0.28)	$(0.16)	$(0.31)	$(0.14)
Weighted average common shares outstanding	5,494,542	5,382,316	4,937,738	4,838,329

Six-month period ended September 30, 2025, compared with the six-month period ended September 30, 2024:

The Company had a net comprehensive loss for the six-month period ended September 30, 2025 of $2,243,218 (2024 – $2,381,004). The increase of $137,786 in the net comprehensive loss for the six-month period ended September 30, 2025, compared to the six-month period ended September 30, 2024, was primarily due to the following:

•	Consulting of $2,629,212 (2024 - $904,815) increased by $1,724,397 and was related to more consultants hired due to the growth of the Company and the Company’s marketing efforts.
•	Listing fee of $Nil (2024 - $5,000) decreased by $5,000 and was directly related to the Company’s NASDAQ listing in the comparative period.
•	Management and directors’ fees of $644,729 (2024 - $334,500) increased by $310,229 and was related to certain contracted or salaried employees and the addition of new employees due to the growth of the Company.
•	Office and miscellaneous of $161,916 (2024 - 157,245) increased by $4,671 and was mainly related to higher activities in the current period.
•	Professional fees of $943,310 (2024 - $800,725) increased by $142,585 which was mostly related to an increase in legal and audit fees related to the ongoing financing efforts, as well as increased audit fees due to various transactions that occurred last year, including the spin-out transaction resulting in equity accounting.
•	Share-based payments of $444,545 (2024 - $112,200) increased by $332,345 due to the stock option and RSU grants and the valuation using the Black-Scholes valuation model.
•	Transfer agent and filing fees of $128,263 (2024 - $61,303) increased by $66,960 which was primarily related to fees associated with the additional NASDAQ filing fees in current period.
•	Travel of $1,817 (2024 - $8,414) decreased by $6,597 due to a decrease in trade shows, conferences and property site visits.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

•	Loss on derivative liabilities of $382,003 (2024 – gain of $228,283) increased by $610,286 due to the increase in the Company’s share price from $0.136USD at March 31, 2025 to $0.490USD at September 30, 2025. Warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period.
•	Penalties and interest of $Nil (2024 - $190,911) decreased due to penalties and interest related to late filing fees on historical USA corporate tax returns in comparative period.
•	Gain on spin out transaction of $477,000 (2024 - $Nil) was related to the recognized gain on the spin out of Rio Grande.
•	Gain on investment of $2,037,969 (2024 - $Nil) was related to the shares of Rio Grande recorded as marketable securities due to loss of significant influence in investment.
•	Recovery of flow-through premium liability of $558,649 (2024 - $15,152) increased by $543,497 due to issuance of flow through shares where the Company fulfilled its obligation to spend the flow through funds raised therefore extinguished the liability.

Three-month period ended September 30, 2025 compared with the three-month period ended September 30, 2024:

The Company had a net comprehensive loss for the three-month period ended September 30, 2025, of $2,649,057 (2024 – $1,523,910). The net change of $1,125,147 in the net comprehensive loss for the three-month period ended September 30, 2025, compared to the three-month period ended September 30, 2024, was primarily due to the following:

•	Consulting of $1,627,340 (2024 - $320,701) increased by $1,306,639 which was related to more consultants hired due to the growth of the Company and the Company’s market efforts.
•	Management and directors’ fees of $411,615 (2024 - $168,000) increased by $243,615 and was related to addition of new employees due to the growth of the Company and bonus paid to CEO and COO.
•	Share-based payments of $409,820 (2024 - $112,200) increased by $297,620 due to non-cash expenses of stock option and RSU vested during the period.
•	Loss on derivative liabilities of $137,908 (2024 – gain of $52,806) increased by $190,714 caused by the increase of our share price from $0.370USD at June 30, 2025 to $0.490USD on September 30, 2025. Warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period.
•	Gain on investment of $566,781 (2024 - $Nil) was related to the shares of Rio Grande recorded as marketable securities resulting in share price appreciation of Rio Grande’s common shares.

CAPITAL RESOURCES

As of the date of this MD&A, the Company is continuing its exploration programs on its Athabasca Properties, Lithium Lane Properties (consisting of its Zoro, Jean Lake, Peg North and Grass River properties), and its Jol Lithium property. The Company intends to use available working capital and may issue additional common shares to fund the cost of its programs.

The Company also has certain ongoing option/property payments and maintenance fees/taxes associated with its Athabasca, Zoro, Jean Lake, Grass River and Winston properties as more particularly described in “Overall Performance” above.

During the period from April 1, 2025 to November 13, 2025, the Company:

a)	issued 31,250 common shares to a non-related consulting firm for services. The common shares were returned and cancelled at termination of service agreement.

b)	issued 30,000 common shares at a value of $150,000 pursuant to Peg North Property option agreement.

c)	issued 17,361 common shares at a value of $75,000 pursuant to Jean Lake Property option agreement

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

d)	issued 51,193 common shares pursuant to RSU settlement resulting in reallocation of share-based reserves of $139,244 from reserves to share capital.

e)	issued 129,087 common shares upon exercise of options for gross proceeds of $308,108 resulting in reallocation of share-based reserves of $233,014 from reserves to share capital.

f)	issued 1,724,906 common shares upon exercise of warrants for gross proceeds of $5,346,604 resulting in reallocation of warrant reserves of $230,400 from reserves to share capital. During the period ended September 30, 2025, the Company initiated a warrant incentive program whereby holders who exercised prior to June 5, 2025 were able to exercise at $1.75 and receive one common share and one additional common share purchase incentive warrant exercisable at $2.20 per common share for a period of one year from the date of issuance. During the period ended September 30, 2025, 233,023 warrants with an expiry date of March 13, 2026, and 247,471 warrants with an expiry date of April 29, 2026, were exercised at $1.75.

d)	issued 485,000 common shares to Denison Mines Corp. at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to Investor Right Agreement.

e)	issued 907,609 common shares as part of the equity financing for aggregate consideration of $3,900,341. The Company also incurred legal and issuance fees of $195,757 related to the financing.

Net cash used in operating activities for the period ended September 30, 2025 was $4,439,519 compared to cash used of $1,617,038 during the period ended September 30, 2024.

Net cash used in investing activities for the period ended September 30, 2025 was $3,458,195 compared to $497,839 during the period ended September 30, 2024.

Net cash provided by financing activities for the period ended September 30, 2025 was $9,453,343 compared to $1,283,920 during period ended September 30, 2024. The net increase was due to warrant and option exercise for gross proceeds of $5,213,120 (2024 - $Nil), share issuances for gross proceeds of $4,967,341 (2024 - $1,350,129), offset by share issuance costs of $195,757 (2024 - $22,869), loan payments of $531,361 (2024 - $43,340).

CONTRACTUAL OBLIGATIONS

Other than described in “Capital Resources” and certain stock option and consulting agreements, the Company does not presently have any other material contractual obligations other than those outlined in “Transactions with Related Parties”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration that was paid or accrued to the directors and other members of key management personnel during the period ended September 30, 2025 and 2024 was as follows:

For the period ended September 30, 2025:	Management fees	Director fees	Consulting	Share based payments	Total
Chief Executive Officer, Jason Barnard	$266,308	$-	$-	$153,798	$420,106
Chief Operating Officer, Christina Barnard	194,421	-	-	72,050	266,471
Chief Financial Officer, Dong Shim	45,000	-	-	10,608	55,608
VP of exploration, Cameron Mackay	55,000	-	-	27,547	82,547
Denison	-	-	9,000	-	9,000
Director, Andrew Lyons	-	15,000	-	27,763	42,763
Director, David Cates	-	17,500	-	34,859	52,359
Director, Amanda Willet	-	17,500	-	27,751	45,251
Director, Douglas Mason	-	25,000	-	39,661	64,661
Former director, Jonathan More	-	-	-	216	216
	$560,729	$75,000	$9,000	$394,253	$1,038,982

For the period ended September 30, 2024:	Management and Directors fees	Consulting	Total
Chief Executive Officer, Jason Barnard	$135,000	$-	$135,000
Chief Operating Officer, Christina Barnard	84,000	-	84,000
Chief Financial Officer	11,250		11,250
Former Chief Financial Officer, Sead Hamzagic	29,250	-	29,250
Director, Andrew Lyons	15,000	-	15,000
Former Director, Mike McLeod	17,500	-	17,500
Former Director, Jonathan More	17,500	-	17,500
Director, Douglas Mason	25,000	-	25,000
	$334,500	$-	$334,500

For the period ended September 30, 2025, the Company granted an aggregate of 368,900 RSUs to related parties (directors and officers). As at September 30, 2025, none of RSU were vested. 122,967 RSU will vest on April 1, 2026, 122,967 RSU will vest on April 1, 2027 and remaining 122,966 RSU will vest on April 1, 2028.

For the year ended March 31, 2025, the Company granted an aggregate of 162,287 RSUs and 103,031 stock options to related parties (directors and officers). As at September 30, 2025, all awards were fully vested except for those held by the CEO and COO. The CEO's unvested equity consists of 60,559 RSUs and 21,523 stock options (exercise price $2.51; expiry April 1, 2029), while the COO's unvested equity consists of 29,115 RSUs and 10,348 stock options (exercise price $2.51; expiry April 1, 2029). For both executives, one-third vested on April 1, 2025, with the remainder vesting in equal annual installments through April 1, 2027.

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The terms of the Loan have been amended several times, as detailed below:

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

Initial Terms (May 10, 2022): Interest rate of 8.35% per annum, payable monthly, with a maturity date of May 10, 2023.

Amendment 1 (May 1, 2023): The interest rate was increased to 11.35% per annum. The maturity date was extended to May 10, 2024.

Amendment 2 (April 26, 2024): The maturity date was extended to May 10, 2025.

Amendment 3 (October 4, 2024): The Loan was revised to exclude the newly optioned Denison properties as collateral, and the interest rate was reduced to 9% per annum, effective through to October 4, 2025.

The Company incurred $14,993 (2024 - $32,415) in interest and paid the outstanding remaining loan balance in full during the period ended September 30, 2025.

During the year ended March 31, 2025, the Company issued 1,369,810 common shares to Denison pursuant to the option agreement. No other fee was paid or accrued to Denison during the year ended March 31, 2025.

During the period ended September 30, 2025, the Company issued 485,000 common shares to Denison at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to Investor Right Agreement. The Company also paid $9,000 in technical committee fees.

The amounts due to/from related parties included in accounts receivable, and accounts payable and accrued liabilities, are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	September 30, 2025	March 31, 2025

Chief Executive Officer, Jason Barnard	$78,821	$55,385
Chief Operating Officer, Christina Barnard	57,365	52,878
Chief Financial Officer, Dong Shim	7,875	-
VP of Exploration, Cameron Mackay	1,645	-
Director, Andrew Lyons	379	148
Former Directors	27,000	27,000
Denison	3,000	-
Due to current and former directors, officers and companies controlled by them	176,085	135,411

Due from Rio Grande	32,142	68,825
Promissory note due from Rio Grande	296,807	520,000

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

SPIN-OUT TRANSACTION

On July 29, 2024, the Company entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of Sierra, into Rio Grande, by way of a plan of arrangement (the “Arrangement”). On January 31, 2025, Foremost and Rio Grande completed the spin-out transaction. Pursuant to the Arrangement Agreement, Rio Grande and Sierra were no longer wholly owned subsidiaries of the Company and were deconsolidated as of January 31, 2025.

As a condition to the completion of the Arrangement, Rio Grande issued:

i)	A $677,450 promissory note (the “Rio Grande Promissory Note”) to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The Rio Grande Promissory Note bears interest of 8.95% per annum, starting four months from the effective date of the Arrangement (the “Effective Date”). The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The Rio Grande Promissory Note is secured by a general security agreement.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

ii)	A $520,000 promissory note (the “Foremost Promissory Note”) to a related party, namely Foremost, due for repayment on or before November 5, 2027. The Foremost Promissory Note bears interest of 8.95% per annum, starting four months from the Effective Date. The Foremost Promissory Note is unsecured. In accordance to the arrangement, the Company was expected to receive $197,850 from Rio Grande’s completed financing that was applied to outstanding amount. During the period ended September 30, 2025, the company accrued interest income of $3,825 and collected payment of $7,378. As at September 30, 2025, the outstanding balance is $318,597.

Pursuant to the terms of the Arrangement, Foremost (i) transferred to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) assigned and transferred to Rio Grande all of the issued and outstanding Sierra hares in consideration for Rio Grande issuing 25,827,349 common shares and 9,281,236 warrants with a fair value of $2,604,781 to Foremost (includes 5,152,557 common shares issued to Foremost).

Notwithstanding Foremost’s equity incentive plan (the “Foremost Incentive Plan”), each stock option of Foremost (the “Foremost Options”) entitling the holder thereof to acquire one Foremost Share outstanding immediately prior to the Effective Date was simultaneously surrendered and transferred by the holder thereof to Foremost in the following portions and such portions were exchanged for, as the sole consideration therefor the following consideration.

i)	0.9136 of each Foremost Option held immediately prior to the Effective Time were transferred and exchanged for one Foremost Replacement Option to acquire one Foremost Share issued in connection with the Arrangement (the “New Foremost Shares”) having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two Rio Grande Shares determined immediately prior to the Effective Time; and

ii)	0.0864 of each Foremost Option held immediately prior to the Effective Time were transferred and exchanged for two stock options of Rio Grande (each a “Rio Grande Option”), with each whole Rio Grande Option entitling the holder thereof to acquire one Rio Grande Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Share determined immediately prior to this divided by the total of the fair market value of a new Foremost Share and the fair market value of two Rio Grande Shares at the Effective Time.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

Upon modification of the Company’s options the Company recorded $13,200 of stock-based compensation.

Notwithstanding the Foremost Incentive Plan, each restricted share unit of Foremost RSU (each a “Foremost RSU”) to acquire one Foremost Share outstanding immediately prior to the Effective Date was simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost in the following portions and such portions were exchanged for, as the sole consideration therefor the following consideration:

i)	0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time was transferred and exchanged for one Foremost Replacement RSU to acquire such number of new Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)	0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time was transferred and exchanged for two RSUs of Rio Grande to acquire such number of Rio Grande Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Concurrently with the exchange of the Foremost Options and Foremost RSU’s, each share purchase warrant of Foremost (each a “Foremost Warrant”) was amended to entitle the holder thereof to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time: (a) one New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and (b) two Rio Grande Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time.

Additionally, Foremost and Rio Grande have acknowledged and agreed that:

i)	Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two Rio Grande Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two Rio Grande Shares at the Effective Time divided by the total fair market value of a Foremost Share and two Rio Grande Shares at the Effective Time; and
ii)	the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they existed immediately before the Effective Time.

The value of the net assets transferred to Rio Grande on January 31, 2025, pursuant to the Arrangement, consisted of the following assets:

Carrying value of net assets	$212,967
Fair value of net assets transferred	2,604,781

Gain on spin-out	$2,391,814	*

*During the year ended March 31, 2025, the Company recognized $1,914,814 of the gain on spin-out. During the period ended September 30, 2025, the Company realized the remaining $477,000 of the gain on spin-out.

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the transfer of net assets to Rio Grande shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the consolidated statement of (loss) income and comprehensive (loss) income. The fair value of net assets transferred was based on the expected market value of a Rio Grande share of $0.095 per share.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Please refer to condensed interim consolidated financial statements on www.sedarplus.ca.

FINANCIAL AND OTHER INSTRUMENTS

Capital and Financial Risk Management

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue securities through private placements. The Company is not exposed to any externally imposed capital requirements.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

The Company’s overall strategy remains unchanged from fiscal year 2025 (see our quarterly and annual filings).

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment and derivative liability were calculated using Level 1 inputs.

The carrying value of cash, accounts payable and accrued liabilities, the current portion of net investment in sublease, lease obligations and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2025, the Company had a cash balance of $6,560,975 (March 31, 2025 – $5,005,346) to settle current liabilities of $2,689,876 (March 31, 2025 – $3,248,777). All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets in a foreign currency.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company does not currently generate revenue so has limited exposure to price risk.

STATEMENT OF CLAIM

On June 3, 2025, Foremost was served a statement of claim filed with the Ontario Superior Court of Justice by John Gravelle, Foremost’s former President and Chief Executive Officer, with respect to the termination of his employment with Foremost in 2022 and alleging wrongful dismissal. The claim seeks unspecified damages.

The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the ultimate timing or outcome cannot be predicted, or possible losses or a range of possible losses cannot be reasonably estimated.

OTHER MD&A REQUIREMENTS

Disclosure of Outstanding Security Data as at November 13, 2025.

As of November 13, 2025, the following common shares, stock options and warrants were issued and outstanding:

Issued and Outstanding Common Shares – 14,435,380 common shares

Issued and Outstanding Stock Options:

Expiry Date	Exercise Price	Balance November 13, 2025	Exercisable November 13, 2025

December 2, 2025	$8.20	20,000	20,000
December 13, 2025	$8.65	13,000	13,000
August 25, 2026	$5.15	17,500	17,500
September 6, 2026	$6.01	7,500	7,500
November 1, 2026	$6.83	10,000	10,000
December 1, 2026	$4.98	20,000	20,000
September 6, 2028	$6.01	60,000	60,000
April 1, 2029	$2.51	32,837	11,589
November 15, 2029	$2.51	6,815	6,815
February 12, 2030	$1.38	9,200	9,200
Total		196,852	175,604

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

Issued and Outstanding Warrants:

Expiry Date	Exercise Price		Balance November 13, 2025

August 24, 2028	$	USD 6.25	800,000
March 13, 2026		$4.00	7,353
November 14, 2026		$4.00	2,216,800
May 20, 2026		$2.20	20,000
May 23, 2026		$2.20	735
June 4, 2026		$2.20	7,911
Total			3,052,799

Issued and Outstanding Agents Warrants:

Expiry Date	Exercise Price		Balance November 13, 2025

March 13, 2026		$3.40	3,274
April 29, 2026		$3.40	51
August 21, 2028	$	USD 6.25	40,000
Total			43,325

Issued and Outstanding Restricted Share Units:

Grant Date	Balance November 13, 2025

November 15, 2024	85,720
February 12, 2025	7,088
July 2, 2025	413,100
October 27, 2025	15,618
Total	521,526

Except as disclosed above, there are no other options, warrants or other rights to acquire common shares of the Company outstanding. However, see “Overall Performance” for details of certain optional common share payments that the Company will be required to make in order to maintain and/or exercise its existing option agreements to acquire certain material property interests (the Manitoba Property Claims or the Athabasca Property Claims).

Additional Disclosure for Junior Issuers

The Company does not have sufficient working capital to cover its estimated operating and exploration expenses for the 12 months following. Thus, the Company will require additional funds to cover its estimated general and administrative expenses. There can be no assurance that financing, whether debt or equity, will be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. See “Risks and Uncertainties” below. Please refer to these condensed interim consolidated financial statements for information on the exploration expenditures on a property-by-property basis.

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Foremost Clean Energy Ltd.
Management Discussions and Analysis
Period Ended September 30, 2025

Risks and Uncertainties

For a more detailed discussion of the risk factors affecting the Company, please refer to the Company’s annual filings for the year ended March 31, 2025 which can be assessed on the SEDAR+ website at www.sedarplus.ca. The risks and uncertainties remained unchanged for the period ended September 30, 2025.

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